Exhibit 99.1

Yalla Group Limited Announces Unaudited Third Quarter 2020 Financial Results

DUBAI, UAE, Nov. 9, 2020 /PRNewswire/—Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced its unaudited financial results for the three months ended September 30, 2020.

Third Quarter Ended September 30, 2020 Financial and Operating Highlights

•	Our revenues were US$33.8 million in the third quarter of 2020, representing an increase of 90.4% from the third quarter of 2019.

•	Revenues generated from chatting services in the third quarter of 2020 were US$30.3 million.

•	Revenues generated from games services in the third quarter of 2020 were US$3.5 million.

•	Net loss was US$31.0 million in the third quarter, and our net loss margin was 91.6%.

•	Non-GAAP Net income[1] was US$15.5 million in the third quarter of 2020, representing an increase of 68.3% from the third quarter of 2019. Our non-GAAP net margin was 45.8% in the third quarter of 2020.

•	Average MAUs[2] increased by 358.9% to 14.3 million in the third quarter from 3.1 million in the same period 2019.

•	The number of paying users[3] on our platform increased by 894.9% to 5.1 million in the third quarter of 2020 from 0.5 million in the same period of 2019.

[1]

Non-GAAP net income represents net income (loss) before share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

[2]

“Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our mobile applications at least once during a given period.

[3]

“Paying users” refers to registered users who purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our platform as of a given time; a registered user is not necessarily a unique user, however, as an individual may register multiple accounts on our platform, and consequently, the number of registered users we present in this prospectus may not equal the number of unique users who have registered on our platform as of a given time.

Key Operating Data	For the three months ended
	September 30, 2019	September 30, 2020
Average MAUs (in thousands)	3,109	14,267
Yalla (in thousands)	2,716	5,500
Yalla Ludo (in thousands)	393	8,767

Paying users (in thousands)	510	5,074
Yalla (in thousands)	493	1,035
Yalla Ludo (in thousands)	17	4,039

“In the third quarter of 2020, we delivered robust group performance, further strengthening our position as the pioneering voice-centric mobile social networking and entertainment platform in MENA,” said Mr.Yang Tao, Founder, Chairman and Chief Executive Officer of Yalla. “Our revenue and non-GAAP net income increased, 90.4% and 68.3% year-over-year respectively, which was driven by strong growth of Yalla and Yalla Ludo and the proliferation of our highly engaged and interactive community.”

“In the third quarter, Yalla Ludo’s average MAUs and paying users increased significantly by over 20 and 200 times year-over-year, respectively. The rapidly growing popularity of Yalla Ludo, which was selected by numerous app stores to be displayed on their respective home pages, is a testament to its superior social features, which are grounded in the cultural norms of the region and enable users to enjoy real-time voice interactions while playing board games. For Yalla, our flagship mobile application, we maintained a sharp focus on building a tight-knit and high-quality user community. In the third quarter, Yalla’s average MAUs and paying users both more than doubled year-over-year. Moving forward, we will remain dedicated to strengthening our vibrant voice-centric online community and localizing our product offerings to further optimize the user experience,” concluded Mr.Yang.

“We are very pleased to report our operating and financial performance for the first time as a public company, where our strong monetization capabilities led to healthy top and bottom line performance in the third quarter,” said Ms. Karen Hu, Chief Financial Officer of Yalla. “Revenues reached US$33.8 million in the third quarter, while our non-GAAP net income was US$15.5 million. We were also able to maintain a high non-GAAP net margin of 45.8%. We are confident in our positioning and ability to capture further significant growth in MENA’s underserved online social networking and entertainment market.”

Third Quarter 2020 Financial Results

Revenues

Our revenues were US$33.8 million in the third quarter of 2020, a 90.4% increase from US$17.8 million in the same period last year. The increase was primarily driven by the widening of Yalla’s and Yalla Ludo’s user base and the robust enhancement in Yalla Ludo’s monetization capability. Our average MAUs increased by 358.9% from 3.1 million in the third quarter of 2019 to 14.3 million in the third quarter of 2020. Another primary contributor to our solid revenues growth was the significant growth in the number of paying users, which increased from 510 thousand in the third quarter of 2019 to 5,074 thousand in the third quarter of 2020.

Our revenues generated from chatting services were US$30.3 million in the third quarter of 2020, and our revenues generated from the games services were US$3.5 million in the third quarter of 2020.

Costs and expenses

Our total costs and expenses were US$64.7 million in the third quarter of 2020, compared with US$8.6 million in the same period last year. The increase was primarily due to the recognition of share-based compensation of US$46.5 million upon our listing on the New York Stock Exchange on September 30, 2020. We granted substantial amount of share options before the IPO but did not recognize any share-based compensation in prior periods because exercisability of the options granted was conditional upon the completion of our IPO. Upon our listing on the NYSE, we immediately recognized a substantial amount of share-based compensation expenses associated with all outstanding options that were vested as of September 30, 2020.

Our cost of revenues was US$25.6 million in the third quarter of 2020, compared with US$5.4 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$14.1 million recognized on September 30, 2020, and (ii) other components of cost of revenues of US$11.5 million for the third quarter of 2020, a 112.6% increase from US$5.4 million for the same quarter last year, which was in line with our revenue growth and primarily due to our expanding business scale. Other components of cost of revenues as a percentage of our total revenues increased from 30.6% in the third quarter of 2019 to 34.1% in the same period in 2020, primarily due to an increase in commission rate for third-party payment platforms.

Our selling and marketing expenses were US$8.5 million in the third quarter of 2020, compared with US$1.7 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$4.5 million recognized on September 30, 2020, and (ii) other components of selling and marketing expenses of US$4.0 million for the third quarter of 2020, a 131.4% increase from US$1.7 million for the same quarter last year, which was primarily due to higher advertising and market promotion expenses as a result of our continued user acquisition efforts. Other components of selling and marketing expenses as a percentage of our total revenues increased from 9.9% in the third quarter of 2019 to 12.0% in the same period in 2020, primarily due to higher spending in marketing activities related to Yalla Ludo, which experienced substantial growth in year 2020.

Our general and administrative expenses were US$28.9 million in the third quarter of 2020, compared with US$1.0 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$27.1 million recognized on September 30, 2020, and (ii) other components of general and administrative expenses of US$1.8 million for the third quarter of 2020, a 78.4% increase from US$1.0 million for the same quarter last year, which was primarily due to (i) an increase in salaries and other benefits for our general and administrative staff, which was in turn driven by an expansion of our general and administrative staff, and (ii) an increase in professional service fees. Other components of general and administrative expenses as a percentage of our total revenues remained stable at 5.3% in the third quarter of 2020.

Our technology and product development expenses were US$1.7 million in the third quarter of 2020, compared with US$0.4 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$0.8 million recognized on September 30, 2020, and (ii) other components of technology and product development expenses of US$0.9 million for the third quarter of 2020, a 105.6% increase from US$0.4 million for the same quarter last year, which was primarily due to an increase in salaries and benefits for our technology and product development staff. Other components of technology and product development expenses as a percentage of our total revenues slightly increased from 2.4% in the third quarter of 2019 to 2.6% in the same period of 2020.

Operating loss

Operating loss was US$30.9 million in the third quarter of 2020, compared with an operating income of US$9.1 million in the third quarter of 2019.

Non-GAAP Operating income

Non-GAAP operating income (which exclude share-based compensation expenses) for the third quarter of 2020 was US$15.6 million, a 70.0% increase from US$9.1 million for the same quarter last year.

Income tax expense

Our income tax expense was US$0.11 million in the third quarter of 2020, compared with US$0.12 million in the third quarter of 2019.

Net loss

As a result of the foregoing, our net loss was US$31.0 million in the third quarter of 2020, compared with net income of US$9.2 million in the third quarter of 2019.

Non-GAAP Net income

Non-GAAP net income (which exclude share-based compensation expenses) for the third quarter of 2020 was US$15.5 million, a 68.3% increase from US$9.2 million for the same quarter last year.

Net Loss and Income Per Share

Basic and diluted net loss per ordinary share were US$0.43 for the third quarter of 2020, while basic and diluted net income per ordinary share was US$0.07 in the same period of 2019. Non-GAAP basic and diluted net income per ordinary share (which exclude share-based compensation expenses) were US$0.20, compared to US$0.07 in the same period of 2019.

Cash and cash equivalents

As of September 30, 2020, we had cash and cash equivalents of US$75.7 million, as compared to cash and cash equivalents of US$58.5 million as of June 30, 2020.

Outlook

For the fourth quarter of 2020, the management of the Company currently expects revenues to be between US$35.0 million and US$36.0 million, which would represent an increase of approximately 81.6% to 86.8% from US$19.3 million for the fourth quarter of 2019.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, November 9, 2020 at 8:00 P.M. U.S. Eastern Time or 9:00 A.M. Beijing/Hong Kong time on Tuesday, November 10, 2020.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	0133791

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.yallatech.ae/.

A replay of the conference call will be accessible until November 16, 2020, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10149659

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, such as non-GAAP operating income, non-GAAP net income and non-GAAP basic and diluted net income per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income (loss) excluding share-based compensation. We define non-GAAP net income attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding share-based compensation. We define non-GAAP net income (loss) per ordinary share as non-GAAP net income (loss) attributable to ordinary shareholders of Yalla Group Limited, using the two-class method, divided by weighted average number of basic and diluted share outstanding. We define non-GAAP basic and diluted net income (loss) per ADS as non-GAAP basic and diluted net income (loss) per ordinary share as one ADS represent one ordinary share.

By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About Yalla Group Limited

Yalla Group Limited is the leading voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company’s flagship mobile application, Yalla, is specifically tailored for the people and local cultures of the region and primarily features Yalla rooms, a mirrored online version of the majlis or cafés where people spend their leisure time in casual chats. Voice chats are more suitable to the cultural norms in MENA compared to video chats. The Company strives to maintain users’ equal status on its platform, thereby encouraging all of them to freely communicate and interact with each other. The Company also operates Yalla Ludo, a mobile application featuring online versions of board games that are highly popular in MENA, such as Ludo and Domino. In-game real-time chats and Ludo chat room functions are popular social networking features among users. Through close attention to detail and localized appeal that deeply resonates with users, Yalla’s mobile applications deliver a seamless user experience that fosters a loyal sense of belonging, creating a highly devoted and engaged user community.

For more information, please visit: http://ir.yallatech.ae/

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Yuwei Gao—IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2019	September 30, 2020
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	45,302,622	75,673,702
Term deposits	2,722,941	—
Short-term investments	1,506,985	293,681
Proceeds from Initial Public Offering	—	130,235,000
Prepayments and other current assets	3,930,306	17,138,560

Total current assets	53,462,854	223,340,943

Non-current assets
Property and equipment, net	453,923	907,940
Other assets	200,000	—

Total assets	54,116,777	224,248,883

LIABILITIES
Current liabilities
Accounts payable	724,487	1,524,962
Deferred revenue	6,010,874	10,917,719
Accrued expenses and other current liabilities	1,576,530	6,595,445

Total current liabilities	8,311,891	19,038,126

Total liabilities	8,311,891	19,038,126

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of
	December 31, 2019	September 30, 2020
	US$	US$
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares	263,608	—
Series Pre-A Redeemable Convertible Preferred Shares	3,570,201	—
Series A Redeemable Convertible Preferred Shares	22,068,901	—

Total mezzanine equity	25,902,710	—

SHAREHOLDERS’ EQUITY
Ordinary Shares	7,339	—
Subscriptions receivable	(7,339)	—
Class A Ordinary shares	—	11,850
Class B Ordinary shares	—	2,473
Additional paid-in capital	—	201,507,357
Accumulated other comprehensive income	5,218	164,834
Retained earnings	19,896,958	3,524,243

Total shareholders’ equity	19,902,176	205,210,757

Total liabilities, mezzanine equity and shareholders’ equity	54,116,777	224,248,883

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Nine Months Ended
	September 30, 2019	June, 30 2020	September 30, 2020	September 30, 2019	September 30, 2020
	US$	US$	US$	US$	US$
Revenues	17,763,112	31,683,103	33,826,313	44,193,200	86,583,940
Costs and expenses
Cost of revenues	(5,432,993)	(10,421,682)	(25,608,476)	(14,710,672)	(42,841,820)
Selling and marketing expenses	(1,749,879)	(2,723,798)	(8,533,096)	(5,169,682)	(14,080,556)
General and administrative expenses	(998,253)	(1,392,368)	(28,891,880)	(2,561,041)	(31,625,723)
Technology and product development expenses	(435,179)	(1,037,108)	(1,698,495)	(1,157,255)	(3,586,659)

Total costs and expenses	(8,616,304)	(15,574,956)	(64,731,947)	(23,598,650)	(92,134,758)

Operating income (loss)	9,146,808	16,108,147	(30,905,634)	20,594,550	(5,550,818)
Interest income	154,551	76,955	22,199	324,807	189,131
Government grant	—	—	8,325	—	93,650
Investment income	12,621	4,661	3,946	18,785	12,047

Income (loss) before income taxes	9,313,980	16,189,763	(30,871,164)	20,938,142	(5,255,990)
Income tax expense	(119,603)	(234,729)	(109,112)	(302,627)	(529,654)

Net income (loss)	9,194,377	15,955,034	(30,980,276)	20,635,515	(5,785,644)

Accretion of redeemable convertible preferred shares	(494,345)	(523,602)	(541,568)	(1,434,440)	(1,577,026)
Dividends distributed to redeemable convertible preferred shareholders	—	(3,704,083)	—	—	(3,704,083)

Net income (loss) attributable to ordinary shareholders	8,700,032	11,727,349	(31,521,844)	19,201,075	(11,066,753)

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

	Three Months Ended			Nine Months Ended
	September 30, 2019	June, 30 2020	September 30, 2020	September 30, 2019	September 30, 2020
	US$	US$	US$	US$	US$
Net income (loss) per ordinary share
—Basic and diluted	0.07	0.12	(0.43)	0.15	(0.10)

Net income (loss) per ADS*
—Basic and diluted	0.07	0.12	(0.43)	0.15	(0.10)

Weighted average number of shares outstanding used in computing earnings per ordinary share
—Basic and diluted	73,393,941	73,393,941	74,153,030	73,393,941	73,648,818

*	Each ADS represents one Class A ordinary share.

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2019	June, 30 2020	September 30, 2020	September 30, 2019	September 30, 2020
	US$	US$	US$	US$	US$
Cost of revenues	—	—	14,058,822	—	14,058,822
Selling and marketing expenses	—	—	4,484,516	—	4,484,516
General and administrative expenses	—	—	27,111,157	—	27,111,157
Technology and product development expenses	—	—	803,977	—	803,977

YALLA GROUP LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE NEAREST COMPARABLE GAAP MEASURES

	Three Months Ended			Nine Months Ended
	September 30, 2019	June, 30 2020	September 30, 2020	September 30, 2019	September 30, 2020
	US$	US$	US$	US$	US$
Operating income (loss)	9,146,808	16,108,147	(30,905,634)	20,594,550	(5,550,818)
Share-based compensation expenses	—	—	46,458,472	—	46,458,472

Non-GAAP operating income	9,146,808	16,108,147	15,552,838	20,594,550	40,907,654

Net income (loss)	9,194,377	15,955,034	(30,980,276)	20,635,515	(5,785,644)
Share-based compensation expenses	—	—	46,458,472	—	46,458,472

Non-GAAP Net income	9,194,377	15,955,034	15,478,196	20,635,515	40,672,828

Net income (loss) attributable to ordinary shareholders	8,700,032	11,727,349	(31,521,844)	19,201,075	(11,066,753)
Share-based compensation expenses	—	—	46,458,472	—	46,458,472

Non-GAAP Net income attributable to ordinary shareholders	8,700,032	11,727,349	14,936,628	19,201,075	35,391,719

Non-GAAP Net income per ordinary share
—Basic and diluted	0.07	0.12	0.20	0.15	0.53
Non-GAAP Net income per ADS
—Basic and diluted	0.07	0.12	0.20	0.15	0.53
Weighted average number of shares outstanding used in computing earnings per ordinary share
—Basic and diluted	73,393,941	73,393,941	74,153,030	73,393,941	73,648,818